mobistar

02 MAY 29

Securities and Exchange Commission
Division of Corporation Finance
Attn. : Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES [redacted]

02034388

4 April 2002

SUPPL

Ladies and Gentlemen:

Re : Mobistar N.V./S.A. 12g3-2(b) File N°82-4965

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be «filed » with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and document will constitute and admitting for any purpose that the Company is subject to in the Exchange Act.

Yours sincerely,

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosure

cc : Corey Chivers
Weil, Gotshal & Manges

mobistar

SOCIETE ANONYME
(COMPANY LIMITED BY SHARES)
149 RUE COLONEL BOURG
1140 BRUSSELS

TR BRUSSELS 599.402
VAT 456.810.810

NOTIFICATION TO ATTEND GENERAL MEETING

The shareholders are invited to attend the General Meeting to be held on **Thursday, 2 May 2002 at 11 a.m.,** at the registered office located at 149 rue Colonel Bourg, 1140 Brussels.

The agenda for this meeting is as follows:

1. Reading and discussion of the management report of the Board on the annual accounts as of 31 December 2001.

2. Report of the auditors on the aforementioned annual accounts.

3. Approval of the company annual accounts as of 31 December 2001 and appropriation of the result. Presentation of the consolidated annual accounts as of the same date.

   Draft resolution: "The General Meeting approves the annual accounts as of 31 December 2001 including the appropriation of the result as proposed."

4. Discharge of the Board members and the auditors.

   Draft resolution: "The General Meeting discharges the Board members and the auditors for the performance of their mandate up to 31 December 2001."

5. Appointments to the Board

   Draft resolution: "The General Meeting notes the co-optation of Messrs. Jean-Marie Laurent-Josi, Michael Latimer and Philippe Mc Allister as directors of the company replacing respectively Messrs. Michel Allé, Jean-François Pontal and John Cordier.
   The General Meeting also notes that the mandates of the members of the Board have expired and decides to renew the mandates of Messrs. Claude Benmussa, Alex Brabers, Martial Caratti, Gérard de Maupéou, Philippe de Vicq, Bernard Eymard, Francis Gélibter, Bernard Ghillebaert, Michel Huet, Brian McKay, Jan Steyaert, Wilfried Verstraete, Jean-Marie Laurent-Josi, Michael Latimer and Philippe Mc Allister and of Telindus Group, Sparaxis and SRIB/GIMV, for a period of three years. The mandates of the Board Members are unremunerated."

6. Renewal of the mandate of the auditor

Draft resolution: "The General Meeting notes that the mandates of the auditors have expired. On the proposal of the Board of Directors, the General Meeting decides to renew the mandate of the auditor, Ernst & Young SCC, Auditors, represented by Mr. Pol F. Fivez, for a period of three years."

7. Any other business

In accordance with the company's articles of association and the decision of the Board, in order to be admitted to the Meeting or to be represented at it, bearer shareholders must deposit their shares by **Thursday, 25 April 2002** at the latest, at the head offices or branches of BBL or KBC Banque.

In accordance with the company's articles of association and the decision of the Board, in order to be admitted to the Meeting or to be represented at it, all registered shareholders must notify the Board of their intention to attend the General Meeting by **Thursday, 25 April 2002** at the latest.

The Board of Directors